

March 4, 2013

Via E-mail
Daniel W. Houser
Chief Financial Officer
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114

      Re: International Speedway Corporation
              Form 10-K for the fiscal year ended November 30, 2012
              Filed January 25, 2013
              File No. 000-02384

Dear Mr. Houser:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 33

1. Please revise your liquidity section, including your cash flow analysis, to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader's understanding. Please confirm your understanding of this matter and that you will revise your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Financial Statements, page 39

Consolidated Statements of Cash Flows, page 45

2. Please explain and reconcile for us the difference in the amount presented as an adjustment to net income for the impairment / loss on disposal of long-lived assets of $8,055 within operating activities to the amount presented on the face of the income statement of $11,143 for the impairment / loss on disposal of long-lived assets as of the fiscal year ended November 30, 2012

Notes to Consolidated Financial Statements, page 46

Note 4 – Impairment of Long-Lived Assets, page 50

3. We refer to your response to comment one in your letter dated July 19, 2012. In light of the fact that you continue to have certain assets that are measured at fair value on a non-recurring basis, please revise the notes to your financial statements to include all of the disclosures required by ASC 820-10-50-5 beginning with your next Form 10-Q for the quarter ended February 28, 2013.

Item 9A. Controls and Procedures, page 64

4. In accordance with Item 308(c) of Rule S-K, please disclose any change(s) in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief